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                                                           Exhibit 12(b)

NationsBank Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Millions)

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                                                                    Year Ended December 31

                                                         1995         1994         1993         1992         1991

Excluding Interest on Deposits

Income before taxes ..............................   $     2,991    $     2,555    $     1,991    $     1,396    $       109

Equity in undistributed earnings
  of unconsolidated subsidiaries .................            (7)            (3)            (5)            (1)            (1)

Fixed charges:
     Interest expense (including
       capitalized interest) .....................         4,480          2,896          1,421            916          1,291
     Amortization of debt discount and
       appropriate issuance costs ................            12              8              6              3              2
     1/3 of net rent expense .....................           125            114             96             91             82
        Total fixed charges ......................         4,617          3,018          1,523          1,010          1,375

Preferred dividend requirements ..................            13             15             16             29             31

Earnings (excluding capitalized interest) ........   $     7,601    $     5,570    $     3,509    $     2,398    $     1,471

Fixed charges ....................................   $     4,630    $     3,033    $     1,539    $     1,039    $     1,406

Ratio of Earnings to Fixed Charges ...............          1.64           1.84           2.28           2.31           1.05



Including Interest on Deposits

Income before taxes ..............................   $     2,991    $     2,555    $     1,991    $     1,396    $       109

Equity in undistributed earnings
  of unconsolidated subsidiaries .................            (7)            (3)            (5)            (1)            (1)

Fixed charges:
Interest expense (including
  capitalized interest) ..........................         7,761          5,310          3,570          3,688          5,611
Amortization of debt discount and
  appropriate issuance costs .....................            12              8              6              3              2
1/3 of net rent expense ..........................           125            114             96             91             82
        Total fixed charges ......................         7,898          5,432          3,672          3,782          5,695

Preferred dividend requirements ..................            13             15             16             29             31

Earnings (excluding capitalized interest) ........   $    10,882    $     7,984    $     5,658    $     5,170    $     5,791

Fixed charges ....................................   $     7,911    $     5,447    $     3,688    $     3,811    $     5,726

Ratio of Earnings to Fixed Charges ...............          1.38           1.47           1.53           1.36           1.01
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